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December 7, 2004

VIA EDGAR

Mr. Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Spirit Finance Corporation
  Registration Statement on Form S-11
  Pre-Effective Amendment No. 2
  Commission File No. 333-119810

Dear Mr. Pinkerton:

        On behalf of Spirit Finance Corporation (the "Company"), we are supplementally providing herewith responses to comments 6 and 7 of the Staff of the Securities and Exchange Commission (the "Staff") set forth in its letter dated November 30, 2004 (the "Comment Letter"), relating to the filing of Pre-Effective Amendment No. 1 to the above referenced Registration Statement, filed on November 19, 2004. The responses below are numbered to correspond to the numbered comments in the Staff's Comment Letter. Terms not otherwise defined herein are used with the same meaning as used in the Registration Statement.

Underwriting, pages 123-127

6.
We have reviewed your response to our prior comment number 21 [SIC]. Please tell us whether Banc of America Securities LLC and Flagstone Securities have previously cleared their online offering procedures with the staff of the Commission and, if not, please supplementally supply the following additional information:

•
You indicate that BAS may deliver the prospectus by posting a version of it on its branded website. Please tell us how BAS intends to obtain proof that individual investors have accessed the document.

•
Please supply us with screen shots of the website of BAS containing the prospectus as well as copies of all proposed communications associated with any electronic distribution.

        Banc of America Securities LLC has informed us that it may use the i-Deal Prospectus Delivery System for the posting of electronic versions of the preliminary prospectus and any amendments thereto on a branded website; however, Banc of America Securities LLC will not rely on any such posting to satisfy its prospectus delivery requirements.

        Flagstone Securities has informed us that when available it makes the preliminary and final prospectus available in electronic (PDF) format via e-mail to institutional customers. Flagstone, however, does not rely on the e-mail transmission to satisfy its prospectus delivery requirements

        CSFB has informed us that it intends to make the preliminary and final prospectus available in electronic (PDF) format via e-mail to certain of its customers, as well as on the Internet on a password protected portal on its proprietary website. Please note, however, that CSFB makes the preliminary and final prospectus available in this manner as a courtesy to its customers only and will not rely on such availability to satisfy its prospectus delivery requirements.

7.
We note that both BAS and Flagstone Securities intend to make versions of the preliminary prospectus available to potential investors electronically in PDF format. Please confirm that both BAS and Flagstone Securities will also supply each recipient of a PDF version of the prospectus with a free version of the software necessary to download and open the document, as well as free technical support.

        Banc of America Securities LLC has informed us that it will supply each recipient of a PDF version of the prospectus with a free version of the software necessary to download and open the document, as well as free technical support. Flagstone Securities, Citigroup Global Markets Inc. and Credit Suisse First Boston LLC have informed us that they do not typically supply recipients of PDF versions of prospectuses with the software necessary to download and open the document or with technical support; however they provide PDF versions to certain of their customers as a courtesy only and do not rely on PDF electronic delivery to satisfy their prospectus delivery requirements. They have advised us that they have not experienced problems in the past with their electronic versions, and do not believe that providing the software or the technical support is necessary for the needs of their customers.

        If you have any questions regarding this filing, please do not hesitate to contact the undersigned or Paul E. Belitz of this office.

                      Sincerely,

                      /s/ Michael J. Zieg

                      Michael J. Zieg

  CC:
  Karen Garnett
  Deborah Willson
  Donna DiSilvio
  Amanda McManus